

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 4, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, no par value, of the fund listed below, a separate series of IndexIQ ETF Trust, under the Exchange Act of 1934:

o IQ U.S. Large Cap R&D Leaders ETF

o IQ U.S. Mid Cap R&D Leaders ETF

o IQ Global Equity R&D Leaders ETF

Sincerely,

An Intercontinental Exchange Company